UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is D.E Master Blenders 1753 N.V., a public limited liability company registered in the Netherlands (“DEMB” or the “Company”). DEMB’s principal executive offices are located at Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. DEMB’s phone number at this address is +31 20-558-1753.

Securities

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the SEC on June 6, 2013 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) and relates to the ordinary shares, nominal value of EUR 0.12 per share, of the Company (the “Shares” and each a “Share” and the holders of such Shares, the “Shareholders”). As of the date of this Statement, there are 594,859,274 Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

DEMB is the person filing this Statement. The information about DEMB’s business address and business telephone number is set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by Oak Leaf B.V., a private limited liability company incorporated under the laws of the Netherlands (the “Offeror”) and a wholly owned direct subsidiary of Acorn B.V., (“Acorn”) a private limited liability company incorporated under the laws of the Netherlands and a wholly owned indirect subsidiary of Acorn Holdings B.V. (“Acorn Holdings”), a private limited liability company incorporated under the laws of the Netherlands and JAB Forest B.V. (“JAB Forest”), a private limited liability company incorporated under the laws of the Netherlands, being made upon the terms and subject to the conditions and restrictions set forth in the Offer Memorandum dated June 19, 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”) to purchase all issued and outstanding Shares at the price of EUR 12.50 cum dividend per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer Price”) (collectively, the “Offer”). The Offer Memorandum is an exhibit to the Tender Offer Statement on Schedule TO by the Offeror, Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., Acorn, Acorn Holdings and JAB Forest dated June 19, 2013 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”). The Offer Memorandum has been filed as Exhibit (a)(1) hereto, and is incorporated in its entirety herein by reference.

The Offer is being made pursuant to the Merger Protocol dated as of April 12, 2013 as amended and restated on June 6, 2013 (together with any further amendments or supplements thereto, the “Merger Protocol”) between the Offeror and DEMB. A copy of the Merger Protocol is filed as Exhibit (e)(1) hereto, and is incorporated in its entirety herein by reference.

In connection with the Offer, DEMB has issued a Position Statement, in accordance with applicable Dutch regulations, regarding the Offer, dated June 19, 2013 (the “Position Statement”). The Position Statement has been filed as Exhibit (a)(2) hereto, and is incorporated in its entirety herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

See the information set forth in the section entitled “Questions and Answers About the Offer,” Section 6.2 (Offer Conditions, satisfaction and waiver), Section 6.3 (Filings with competition authorities), Section 6.4 (Filing of the Merger Proposal), Section 6.5.2 (Shares committed by members of the Board), Section 6.6 (Overview of Shares and rights held by members of the Board), Section 6.10 (Governance of

DEMB as from the Settlement Date), Section 6.12 (Non-financial terms), Section 6.13 (Social aspects of the Offer) and Section 6.14 (Certain arrangements between the Offeror and DEMB), in each case, of the Offer Memorandum, which are incorporated by reference into this Item 3. See Paragraph 2 (Decision-making process by the Board), Paragraph 3.3 (The Board’s non-financial assessment of the Offer) and Paragraph 6 (Overview of Shares held, Share transactions and incentive plans), in each case, of the Position Statement, which are incorporated by reference into this Item 3.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, to the knowledge of DEMB, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor are there any actual or potential conflicts of interest, between DEMB or its affiliates and (i) the DEMB’s executive officers, directors or affiliates or (ii) the Offeror, Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., Acorn, Acorn Holdings, JAB Forest or their respective executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation

See Paragraph 2 (Decision-making process by the Board), Paragraph 3 (The Board’s rationale), Paragraph 5 (Employees), Paragraph 6 (Overview of Shares held, Share transactions and incentive plans), Paragraph 8 (Recommendation), Paragraph 9 (Fairness opinion Lazard), Paragraph 10 (Fairness opinion Goldman Sachs), Schedule 1 (Full text fairness opinion Lazard) and Schedule 2 (Full text fairness opinion Goldman Sachs), in each case, of the Position Statement, which are incorporated by reference into this Item 4.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

See Paragraph 9 (Fairness opinion Lazard), Paragraph 10 (Fairness opinion Goldman Sachs), Schedule 1 (Full text fairness opinion Lazard) and Schedule 2 (Full text fairness opinion Goldman Sachs), in each case, of the Position Statement, which are incorporated by reference into this Item 5.

Neither DEMB nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Shareholders of the Company concerning the Offer.

Item 6.	Interest in Securities of the Subject Company

See Paragraph 6 (Overview of Shares held, Share transactions and incentive plans) of the Position Statement, which is incorporated by reference into this Item 6. Except as described or referred to in this Statement or as otherwise incorporated herein by reference, no transaction in the Shares has been effected during the past 60 days from the date of this Statement by DEMB, DEMB’s subsidiaries or, to DEMB’s best knowledge, any of DEMB’s executive officers, affiliates or directors.

Item 7.	Purposes of the Transaction and Plans or Proposals

See the information set forth in the section entitled “Questions and Answers About the Offer,” Section 6.6 (Overview of Shares and rights held by members of the Board), Section 6.9.2 (Liquidity and delisting), Section 6.9.3 (Statutory Buy-out), Section 6.9.4 (Post-Closing Merger and Liquidation), Section 6.9.5 (Post-Closing Restructuring Measures), Section 6.9.6 (Proposed amendments to Articles of Association), Section 6.9.7 (Dividend policy), Section 6.10 (Governance of DEMB as from the Settlement Date) and Section 6.14.1 (Exclusivity) of the Offer Memorandum, which are incorporated by reference into this Item 7. See also Paragraph 6 (Overview of Shares held, Share transactions and incentive plans) and Paragraph 7 (Post-Closing merger and liquidation) of the Position Statement, which is incorporated by reference into this Item 7.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, no negotiations are being undertaken or are underway by DEMB in response to the Offer that relate to (i) a tender offer or other acquisition of DEMB’s securities by the Company, any subsidiary of DEMB or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving DEMB or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of the assets of DEMB or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of DEMB.

Except as described or referred to in this Statement or as otherwise incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

See the Position Statement, which is incorporated by reference in its entirety into this Item 8.

Item 9.	Exhibits

(a)(1)	Offer Memorandum, dated June 19, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 19, 2013).

(a)(2)	Position Statement regarding the recommended cash offer by Oak Leaf B.V. for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 in the capital of D.E Master Blenders 1753 N.V. dated June 19, 2013 (incorporated by reference to Exhibit(a)(2) of the Schedule 14D-9 filed by D.E Master Blenders on June 19, 2013).

(a)(3)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 20, 2013).

(a)(4)	Letter of Transmittal sent to record holders (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 20, 2013).

(a)(5)	Form to obtain tax information from record holders whose relevant information is unknown (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 20, 2013).

(a)(6)	Form of Cover Letter to registered shareholders in the direct registry of shareholders of DEMB (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 19, 2013).

(a)(7)	Form of Cover Letter to shareholders holding Shares through a bank, broker or other financial institution (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 19, 2013).

(a)(8)	Summary Advertisement, published June 20, 2013 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 20, 2013).

(a)(9)	Press release issued by D.E Master Blenders 1753 N.V. dated March 28, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on March 29, 2013).

(a)(10)	Joint press release issued by D.E Master Blenders 1753 N.V. and Oak Leaf B.V. dated April 12, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on April 12, 2013).

(a)(11)	Transcript of interview with Jan Bennink, Chairman and Interim CEO of D.E Master Blenders 1753 N.V. (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(12)	Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(13)	Transcript of conference call for analysts and investors regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(14)	E-mail dated April 12, 2013, sent to all employees of D.E Master Blenders 1753 N.V. (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(15)	Transcript of interview with Jan Bennink, Chairman and Interim CEO of D.E Master Blenders 1753 N.V., for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(16)	Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(17)	Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 16, 2013).

(a)(18)	D.E Master Blenders 1753 Q&A script (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders on April 17, 2013).

(a)(19)	Joint press release issued by D.E Master Blenders 1753 N.V. and Oak Leaf B.V. dated May 10, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on May 10, 2013).

(a)(20)	Press release issued by D.E Master Blenders 1753 N.V. and Oak Leaf B.V. dated June 6, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on June 6, 2013).

(a)(21)	Press release issued by D.E Master Blenders 1753 N.V. and Oak Leaf B.V. dated June 12, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on June 12, 2013).

(a)(22)	Press release issued by D.E Master Blenders 1753 N.V. and Oak Leaf B.V. dated June 19, 2013 (incorporated by reference to the Form 6-K filed by D.E Master Blenders on June 19, 2013).

(e)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 6, 2013).

(e)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on June 6, 2013).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: June 20, 2013